UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-12358
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Colonial Properties Trust
401(k) Profit Sharing Plan
Contents
Year Ended December 31, 2007

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the Colonial Properties Trust 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Donaldson, Holman & West, P.C.
Birmingham, AL
June 26, 2008

Colonial Properties Trust
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$33,560,686	$29,630,031
Participant loans	20,311	53,551

Receivables
Employee contribution receivable	6,502	72,512
Employer contribution receivable	915,284	823,888

Total receivables	921,786	896,400

Total assets	$34,502,783	$30,579,982

Liabilities and Net Assets Available for Benefits
Return of excess contributions	65,464	55,267

Total liabilities	65,464	55,267

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	193,199	239,641

Net assets available for benefits	$34,630,518	$30,764,356

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets available for benefits:
Investment income (loss)
Interest and dividends	$2,792,433
Net depreciation in the market value of investments	(5,549,965)

Total investment loss	(2,757,532)

Contributions
Employee contributions	3,633,733
Employer contributions	914,473
Rollover contributions — participant	8,680,095

Total contributions	13,228,301

Total additions	10,470,769

Deductions from net assets available for benefits:
Benefit payments	6,604,607

Net increase	3,866,162

Net assets available for benefits:
Beginning of year	30,764,356

End of year	$34,630,518

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

1. General
Principal Trust Company (“Principal”) is the trustee and the investment manager of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”), pursuant to a trust agreement dated July 25, 2006. Principal Life Insurance Company Retirement and Investor Services is the recordkeeper of the Plan. Prior to September 2006, the Plan was managed by AMVESCAP.
The Plan was established on January 1, 1995, by the Company as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and is funded by discretionary employee and employer contributions.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Eligibility
Employees are eligible to join the elective deferral portion of the Plan as of the first day of employment. Employees are eligible to participate in the Company matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours.
Employee Contributions
The amount of salary reduction for any plan year shall be at least 1% of the participant’s compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($15,500 per participant in 2007). The amount of the salary reduction is remitted by the Employer to the Plan’s trustee at the end of each pay period.
Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, which began in 2002.
Employer’s Contributions
The Employer shall make a matching contribution in an amount equal to 50% of the first 6% of compensation a participant elects to defer. The employer matching contribution shall be provided to each eligible participant who made a contribution during the Plan year and was employed by the Company on the last day of the Plan year.
The Employer may also contribute a discretionary profit sharing contribution to the Plan for each plan year, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Trustees of the Company. No discretionary contributions were made in 2007.
Rollover Contributions
During 2007, the Company terminated its noncontributory defined benefit pension plan. Participants of the defined benefit pension plan were given several options, one of which included rolling over contributions into the Company’s 401(k) plan. Of the contributions rolled into the

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

Company’s 401(k) plan during 2007, $4.0 million of the contributions were related to the termination of the defined benefit pension plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Earnings allocations are based on the amount the participant has invested in a particular fund. Employer matching contributions are allocated based on the participant’s elected deferral percentage. Discretionary contributions are allocated proportionately based on the compensation of each individual participant relative to the compensation of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
The Plan provides participants with various investment options, including seventeen mutual funds, one guaranteed investment contract and one common stock fund. The Plan currently holds one additional common stock fund, The Colonial BancGroup, Inc. Stock Fund, that is no longer available as an investment option for employees.
Forfeitures
The nonvested portion of a terminated employee’s account balance shall be forfeited and used to reduce employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he or she incurs a five-year break. During 2007, forfeitures in the amount of $124,531 were used to offset employer contributions.
Participant Loans
New participant loans are no longer permissible under the current terms of the Plan. Existing loans are secured by the participant’s vested account balance and bear interest rates that range from 5.0% to 10.5%, which are commensurate with prevailing market rates. Loans are repaid through payroll deduction including principal and interest. As of December 31, 2007 and 2006, the Plan had a loan balance of $20,311 and $53,551, respectively, with an average remaining term of approximately 1.7 and 1.8 years, respectively. After such loans are repaid, there will be no additional loans issued under the terms of the current plan.
Distribution of Benefits
Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities.
Vesting
A participant’s interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in his or her employer contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

events, a vested interest in employer contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Amendment and Termination
It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, plan assets will become nonforfeitable and will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.
3. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

Investments
Shares of mutual funds are quoted at market values, which represent the net asset values of shares held by the Plan at year end. The investment in the common/collective trust fund held in 2006 was valued at the unit value as reported by the Trustee of the fund at the valuation date. Investments in the common stock funds are stated at fair value. Fair values were determined by the recordkeeper based on quoted market prices at December 31, 2007 and 2006, as of the last trade date of the year. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis.
Contributions
Contributions receivable from participant’s elective deferrals of salary are recorded based on unremitted deductions from participant’s compensation. Contributions receivable from the Employer are recorded based upon a matching contribution calculated on the last day of the year.
Benefit Payments
Benefit payments consist of payments to participants (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.
New Accounting Pronouncement
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on the Plan.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

4. Investments
Investments of the Plan are currently held by Principal Trust Company (Trustee) under a trust agreement dated July 25, 2006. Investment information at December 31, 2007 and 2006 is as follows:

	2007	2006

Colonial Properties Trust Stock Fund	$7,144,640	$4,056,949
The Colonial BancGroup, Inc. Stock Fund	942,841	1,824,513
Mutual Funds	21,802,419	18,869,277
Guaranteed Investment Contract	3,670,786	4,467,978
Common/Collective Trusts	—	411,314

	$33,560,686	$29,630,031

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,549,965 as follows:

2007
Colonial Properties Trust Stock Fund	$(5,682,191)
The Colonial BancGroup, Inc. Stock Fund	(847,677)
Mutual Funds	844,687
Guaranteed Investment Contract	130,001
Common/Collective Trusts	5,215

$(5,549,965)

The following is a summary of investments held in excess of five percent of the Plan’s net assets at December 31:

	2007	2006
Colonial Properties Trust Stock Fund	$7,144,640	$4,056,949
The Colonial BancGroup, Inc. Stock Fund	n/a	1,824,513
Principal Mid Cap Blend Select Fund	2,401,036	2,670,442
Calvert Large Cap Growth A	2,934,176	2,817,159
Principal International Growth Select Fund	2,104,210	1,846,441
Alliance Large Cap Value Select Fund	2,763,407	3,003,131
Principal Fixed Income Option*	3,863,985	4,703,135
Principal Inv LifeTime 2020 Select Fund	2,714,753	2,623,382
Principal Inv LifeTime 2030 Select Fund	2,084,419	n/a

*	stated at contract value
5. Investment Contract with Insurance Company
In 2006, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (“PLIC”). PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 3, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by PLIC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a semi-annual basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
If the Plan Sponsor decides to terminate the Plan’s interest in the investment contract, there will be a twelve month delay in the payment. The Plan Sponsor may request immediate payment subject to a 5% surrender fee.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	1/1/2007-6/30/2007	7/1/2007-12/31/2007
Based on interest rate credited to participants	3.25%	3.10%
Based on actual earnings	3.25%	3.10%

6. Tax Status
The Internal Revenue Service has determined and informed the Company, by a letter dated August 21, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
The Plan is a salary reduction profit sharing plan, whereby employee contributions to the Plan within specified limits are not included in the gross income of the participant.
7. Related Party Transactions
The Employer pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

Plan investments include investment funds managed by the Trustee, as defined by the Plan, and the Plan’s recordkeeper, Principal, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions. Plan investments also include shares of the Company’s common stock, and the investment election of the common stock is voluntary by participants.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$34,630,518	$30,764,356
Less: Employee Contribution Receivable	(4,204)	—
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(193,199)	(239,641)

Net assets available for benefits per the Form 5500	$34,433,115	$30,524,715

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31,
2007
Net increase in net assets available for benefits per the financial statements	$3,866,162
Less: Employee Contribution Receivable	(4,204)
Less: 2007 adjustment from fair value to contract value for fully benefit-responsive contracts	(193,199)
Add: 2006 adjustment from fair value to contract value for fully benefit-responsive contracts	239,641

Net income per the Form 5500	$3,908,400

9. Nonexempt Transactions
For the year ended December 31, 2007, the Company failed on three occasions to remit participant contributions to the Plan within the time limit required by the Department of Labor, representing a nonexempt loan of funds to the Company from the Plan. The Company will remit the lost earnings on delinquent contributions to the Plan once the amount is calculated. The Company does not expect the lost earnings to be material.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2007

10. Subsequent Events
Effective January 1, 2008, the Company amended the Plan to be a “Safe-Harbor Plan” pursuant to Section 401(k)(12) of the Code. With this change, the following applies:
Employer’s Contribution
Effective January 1, 2008, the Employer shall make a matching contribution in an amount equal to 100% of the first 4% of compensation a Participant elects to defer, plus 50% of the next 2% of compensation deferred, for a maximum match of 5% of compensation. The match is a Safe-Harbor match and is not subject to a Participant’s employment on the last day of the Plan Year or his completion of a certain number of hours.
Vesting
Safe-Harbor contributions made by the Company are fully-vested. Non-safe harbor contributions (made before January 1, 2008) and profit sharing contributions made by the Company remain subject to the five-year vesting schedule.

Colonial Properties Trust
401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2007

		Description of Investment including Maturity
	Identity of Issue, Borrower, Lessor, or	Date, Rate of Interest, Collateral, Par or
	Similar Party	Maturity Value	Cost	Current Value
*	Colonial Properties Trust	Stock Fund, 315,715 shares	**	$7,144,640
	The Colonial BancGroup, Inc.	Stock Fund, 69,634 shares	**	942,841

*	Participant Loans	Interest rates range from 5.0% to 10.5% with various maturities through 2010		20,311

*	Principal Fixed Income Option	Guaranteed Investment Contract, 275,464 units	**	3,670,786

*	Principal Mid Cap Blend Select Fund	Mutual Fund, 172,117 shares	**	2,401,037
	Calvert Large Cap Growth A Fund	Mutual Fund, 82,653 shares	**	2,934,176
	Fidelity Advisor Small Cap T Fund	Mutual Fund, 8,822 shares	**	212,004
	Neuberger Berman Partners Adv Fund	Mutual Fund, 60,082 shares	**	1,318,193
*	Principal International Growth Select Fund	Mutual Fund, 163,879 shares	**	2,104,210
*	Principal Small Cap Value Select Fund	Mutual Fund, 51,475 shares	**	830,814
*	Principal S&P 600 Index Select Fund	Mutual Fund, 45,688 shares	**	755,231
	Turner Mid Cap Growth Select Fund	Mutual Fund, 80,219 shares	**	904,074
	Alliance Large Cap Value Select Fund	Mutual Fund, 203,942 shares	**	2,763,407
*	Principal Real Estate Securities Select Fund	Mutual Fund, 34,913 shares	**	551,631
	Calvert SOC Inv Bond A Fund	Mutual Fund, 57,632 shares	**	914,617
*	Principal Inv LifeTime 2010 Select Fund	Mutual Fund, 24,560 shares	**	314,618
*	Principal Inv LifeTime 2020 Select Fund	Mutual Fund, 200,056 shares	**	2,714,753
*	Principal Inv LifeTime 2030 Select Fund	Mutual Fund, 149,207 shares	**	2,084,419
*	Principal Inv LifeTime 2040 Select Fund	Mutual Fund, 34,153 shares	**	478,484
*	Principal Inv LifeTime 2050 Select Fund	Mutual Fund, 15,091 shares	**	205,395
*	Principal Inv LifeTime Strat Inc Select Fund	Mutual Fund, 26,590 shares	**	315,356

		Total Mutual Funds		21,802,419

				$33,580,997

*	Denotes a party-in-interest to the Plan.

**	Cost information is not required for participant directed accounts.

Colonial Properties Trust
401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

	Relationship to
Identity of party	plan, employer or	Description of		Fair value of asset	Net gain or loss on
involved	party-in-interest	transaction	Cost of asset	other	transaction

Colonial Properties Trust	Plan sponsor	Delinquent remittance of employee deferrals	$9,030	$9,030	n/a

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
Date: June 26, 2008	/s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer & Corporate Secretary

Exhibit Index

Exhibit No.	Description of Exhibit	Reference
23.1	Consent of Donaldson, Holman & West, P.C.	Filed herewith